LIST OF SUBSIDIARIES OF INERGY MIDSTREAM, L.P. AS OF NOVEMBER 20, 2012		Exhibit 21.1

Name	Jurisdiction
Arlington Associates Limited Partnership	Massachusetts
Arlington Storage Company, LLC	Delaware
Central New York Oil And Gas Company, L.L.C.	New York
Finger Lakes LPG Storage, LLC	Delaware
Inergy ASC, LLC	Delaware
Inergy Gas Marketing, LLC	Delaware
Inergy Pipeline East, LLC	Delaware
Inergy Storage, Inc.	Delaware
Steuben Gas Storage Company	New York
US Salt, LLC	Delaware